BLACKBURN & STOLL, LC
                                Attorneys at Law
                          257 East 200 South, Suite 800
                           Salt Lake City, Utah 84111
                            Telephone (801) 521-7900
                               Fax (801) 521-7965



                                December 7, 2006


Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-3561

      Re:    World Trophy Outfitters, Inc.
             Form SB-2, Filed October 4, 2006
             File No. 333-128532

Dear Mr. Reynolds:

         This letter is submitted on behalf of World Trophy Outfitters, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Company's Amendment No. 4 to its Registration Statement of Form SB-2 (the "Registration Statement"). We appreciate the careful review and the useful comments provided by the staff. The accompanying amendment to the Registration Statement has been revised in response to the staff's comment and has been updated to reflect developments in the Company's business.

         The following sets forth the SEC staff's comments as reflected in the staff's letter dated November 9, 2006, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company, where required, are shown in indented text.
 General Comments

         1. The staff's previous letters to the company's address have been returned to sender by the United States Postal Service. Please confirm that the address listed under "Description of Property" is correct, and advise whether the company receives mail there. In addition, please revise your disclosure to indicate that you have an oral arrangement with your landlord as noted in your response to our prior comment 6.

                  The Company's offices moved across the street. The Company's offices were located at 4245 Production Court, Las Vegas, Nevada 89115. The Company's offices were moved across the street to 4250 Production Court, Las Vegas, Nevada 89115. The address set forth under "Description of Property" is correct in this amendment. The Company still has the same non-affiliated landlord and pays the same amount of rent. The registration statement has been revised to include disclosure of the oral arrangement with the landlord.

Mr. Reynolds
December 7, 2006
Page 2


         2. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

                  The registration statement has been revised to respond to this comment.

         Please contact the undersigned at (801) 521-7900 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                     Very truly yours,

                                                     BLACKBURN & STOLL, LC

                                                     /s/ Eric L. Robinson

                                                     Eric L. Robinson

cc: Mr. Don Peay